SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2007	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2007	14

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees

We have audited the financial statements of the AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying contents page.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The Hanke Group, P.C.

San Antonio, Texas
June 20, 2008

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2007	2006
ASSETS
Investments, at fair value:
Investment in Master Trust	$5,058	$5,136
Participant loans receivable	76	89
Total Assets, at fair value	5,134	5,225

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit- responsive investment contracts	6	25

Net Assets Available for Benefits	$5,140	$5,250

See Notes to Financial Statements.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2006	$5,250

Additions to Net Assets:
Contributions:
Participant contributions	65
Employer contributions	43
Other	1

109

Investment Income:
Net income from investment in Master Trust	329
Interest on participant loans	6

335

Total Additions	444

Deductions from Net Assets:
Distributions	554

Total Deductions	554

Net Decrease	(110)

Net Assets Available for Benefits, December 31, 2007	$5,140

See Notes to Financial Statements.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description – The AT&Tof Puerto Rico, Inc. Long Term Savings Plan for Management Employees (Plan) is a defined contribution plan established by AT&T Corp. (ATTC) to provide a convenient way for eligible management employees of participating ATTC companies to save on a regular and long-term basis. The trustee of the Plan’s trust is Eurobank.

The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan documents include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On November 18, 2005, ATTC was acquired by AT&T Inc. (AT&T or the Company). As a result of the acquisition, the AT&T Corp. common stock held in the AT&T Stock Fund was converted to AT&T common stock based on a conversion ratio.

The Plan invests in the AT&T Savings Master Trust (Master Trust) for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Master Trust. In October 2007, AT&T established the AT&T Group Investment Trust (Group Trust) to manage assets of pooled investment options between the Plan and the AT&T Savings Plan. The Master Trust began participating in the Group Trust on October 1, 2007 and the AT&T Savings Plan began participating in the Group Trust on November 1, 2007. The trustee of the Master Trust and the Group Trust is Mellon Trust of New England, N.A. (Mellon). Mellon serves as custodian of the Plan’s assets. (See Note 5)

Participants can invest their contributions in one or more of twenty-six different funds as set forth in the current Plan documents. An employee may designate allotments as pre-tax allotments, after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Participant contributions may be made up to the Puerto Rico Department of Treasury limit. Employer contributions are made in accordance with the participant’s elected investment direction. Employer contributions and earnings thereon are vested after three years of vesting service.

Loans are available to all participants in an amount not less than $1 and up to a maximum of 50% of the participant’s vested account balance or $50 minus the participant’s highest outstanding loan balance in the last twelve months. Upon default participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account and shall not exceed a term of fifty-six months. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated, or at a rate as otherwise approved by the Savings Plan Committee. Interest rates are fixed for the term of the loans and ranged from 4.00% to 8.25% on participant loans outstanding at December 31, 2007.

There were no participant forfeitures in 2007. The total forfeited non-vested accounts were $50 as of December 31, 2007 and $47 as of December 31, 2006. Forfeitures may be used to reduce future employer contributions and administrative expenses. During 2007, no employer contributions were reduced by forfeitures.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates relate to the valuation of the investments. Actual results could differ from those estimates.

Investments are stated at fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans receivable are valued at cost, which approximates fair value. Participant loans are assets of the Plan and are not part of the Master Trust.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and Synthetic investment contracts (Synthetic GICs). Prior to November 1, 2007, the Master Trust invested in GICs and Synthetic GICs. As required by the FSP, the fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the Synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Benefits are recorded when paid. Income and assets of the Master Trust are allocated to the Plan based on participant balances.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of FAS 157.

3.
Tax Status –The Puerto Rico Department of Treasury has determined and informed AT&T by a letter dated May 31, 1995, that the Plan and related trust are qualified in accordance with applicable sections of the Puerto Rico Income Tax Act of 1954 (Act). The Act has been amended and restated as the Puerto Rico Internal Revenue Code of 1994 (1994 Code). The Plan has been amended and restated since receiving the determination letter. The plan administrator, however, believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the 1994 Code. Since the Plan and its associated trust are tax-exempt under the 1994 Code, no provision for income taxes has been included in the Plan’s financial statements.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

4.
Plan Expenses – In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the Master Trust. Fees for Mellon’s services are paid out of Master Trust assets. Expenses attributable to the management and investment of each of the investment funds are charged against those respective funds.

5.
Master Trust Investments – The Master Trust investments presented as of December 31, 2007 are those held by Mellon, as trustee of the AT&T Savings Master Trust. The Master Trust investments presented as of December 31, 2006 are those that were held by the Master Trust’s former trustee, State Street Bank and Trust Company. In 2007, AT&T changed the trustee of the Master Trust to Mellon and established the AT&T Group Investment Trust (Group Trust), of which the Master Trust is a participant.

Master Trust Investments
	2007	2006
Short-term securities	$10,854	$13,179
Common stocks	1,249,715	1,008,878
Registered investment companies	3,305,791	3,440,944
Commingled funds [1]	322,601	1,455,784
Investment in AT&T Group Investment Trust (at fair value)	3,957,831	-
Investment contracts (at fair value): [1]
Guaranteed investment contracts	-	136,056
Synthetic investment contracts
Short-term investments	-	62,116
Asset-backed securities	-	711,685
Consumer loans receivable	-	283,673
Corporate bonds	-	809,478
Government securities	-	890,859
Derivatives	-	71
Unsettled trades and other	-	(164,082)
Wrap contract	-	-
Cash	-	3,160
Unsettled trades and other	-	949
Master trust investments at fair value	8,846,792	8,652,750
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,823	22,255
	$8,852,615	$8,675,005

1 Investments were transferred to the AT&T Group Investment Trust in October 2007.

Allocation of Master Trust Investments
	2007	2006
AT&T Long Term Savings Plan for Management Employees	84.05%	83.97%
AT&T Long Term Savings and Security Plan	14.96	15.19
AT&T Retirement Savings and Profit Sharing Plan	0.92	0.77
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees	0.06	0.06
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.01	0.01
	100.00%	100.00%

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Master Trust Investments and Total Investment Income

2007
Short-term securities	$853
Common stocks	176,851
Registered investment companies	(25,836)
Commingled funds [1]	55,696
Investment contracts [1]	(13,870)
Investments in Group Trust	(37,749)
Total net appreciation in fair value of Master Trust Investments	$155,945

Investment income:
Interest	$128,092
Dividends	362,428
Total investment income	$490,520

1 Includes net appreciation from January 1, 2007 to September 30, 2007 for investments that were transferred to the AT&T Group Investment Trust in October 2007.

Investment Funds representing 5% or more of Master Trust net assets at December 31,

	2007		2006
AT&T Stable Value Fund	$2,694,053		$2,752,349
AT&T U.S. Equity Fund	944,531		1,031,991
Fidelity Magellan Fund	692,376		635,041
Fidelity Equity Income Fund	431,630	*	469,963

  *Represents less than 5% of Master Trust net assets

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust. At December 31, 2007, the Master Trust’s interest in the net assets of the Group Trust was approximately 73%, with a fair value of $3,957,831.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

AT&T Group Investment Trust Investments

The Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Cash and cash equivalents	$-	$12,771	$4,289	$-	$17,060
Common/collective trust funds	-	353,432	60,426	-	413,858
Corporate and other bonds and notes	-	445	-	-	445
Equities	-	504,399	162,289	-	666,688
Equities – loaned	-	(33,064)	(9,098)	-	(42,162)
Publicly traded partnerships	-	2,622	-	-	2,622
Registered investment companies	378,875	76,596	1,358	-	456,829
Registered investment companies – loaned	(157,449)	-	-	-	(157,449)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	64,698	64,698
Synthetic investment contracts
Cash and cash equivalents	-	-	-	48,414	48,414
Corporate and other bonds and notes	-	-	-	2,341,762	2,341,762
Corporate and other bonds and notes – loaned	-	-	-	(16,828)	(16,828)
Government securities	-	-	-	1,559,752	1,559,752
Government securities – loaned	-	-	-	(455,383)	(455,383)
Investments short sold (proceeds of $81,273)	-	-	-	(81,541)	(81,541)
Wrap contract	-	-	-	267	267
Cash	-	-	-	31,637	31,637
Unsettled trades and other	-	-	-	(98,909)	(98,909)
Market value of securities on loan	157,449	33,064	9,098	472,211	671,822
Unsettled trades and other	1,760	3,905	152	(17,518)	(11,701)
AT&T Group Investment Trust investments at fair value	380,635	954,170	228,514	3,848,562	5,411,881
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	8,346	8,346
AT&T Group Investment Trust investments	$380,635	$954,170	$228,514	$3,856,908	$5,420,227
Master Trust’s percentage ownership interest	30.4%	98.9%	93.4%	69.8%	73.1%

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Group Investment Trust Investments and Total Investment Income from October 1, 2007 through December 31, 2007

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter- national Stock Fund	AT&T Stable Value Fund	Group Trust
Cash and cash equivalents	$-	$-	$13	$-	$13
Common/collective trust funds	-	(16,926)	(18,176)	-	(35,102)
Corporate and other bonds and notes	-	9	-	-	9
Equities	-	(24,487)	17,426	-	(7,061)
Publicly traded partnerships	-	(516)	-	-	(516)
Registered investment companies	5,990	(8,448)	(55)	-	(2,513)
Total net depreciation in fair value of Group Trust Investments	$5,990	$(50,368)	$(792)	$-	$(45,170)

Investment income:
Interest	$-	$162	$66	$45,493	$45,721
Dividends	3,749	6,689	570	-	11,008
Securities lending	-	26	8	-	34
Total investment income of Group Trust Investments	$3,749	$6,877	$644	$45,493	$56,763

Financial Instruments With Off-Balance Sheet Risk
In the normal course of operations, Group Trust assets held in the AT&T Stable Value Fund are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed provide a measure of the Group involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

Futures Contracts
On behalf of the Plan, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)
At December 31, 2007, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	117	9/2008	$ 28,229
90 Day EuroDollar Future	(117)	9/2009	(28,182)
US Treasury Bond Future	(101)	3/2008	(11,754)
US 10-Year Treasury Notes Future	(375)	3/2008	(42,521)
US 5-Year Treasury Notes Future	542	3/2008	59,772
US 2-Year Treasury Notes Future	(83)	3/2008	(17,451)
US Treasury Bond Future	(267)	3/2008	(31,072)
US 10-Year Treasury Notes Future	366	3/2008	41,501
US 5-Year Treasury Notes Future	880	3/2008	97,048
US 2-Year Treasury Notes Future	283	3/2008	59,501

Fully Benefit-Responsive Investment Contracts
The AT&T Stable Value Fund consists primarily of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The AT&T Stable Value Fund invests in Synthetic GICs, also referred to as wrapper contracts. At December 31, 2007, the assets supporting the Synthetic GICs were owned by the Group Trust and generally consisted of high-quality fixed income securities. At December 31, 2006, the assets supporting the SICs were owned by the Master Trust. At December 31, 2007 the underlying net assets allocated to the Master Trust had a fair value of $2,688,230 and a contract value of $2,694,053. At December 31, 2006 the underlying assets owned by the Master Trust had a fair value of $2,730,094 and a contract value of $2,752,349. For the years ended December 31, 2007 and 2006, the average yield earned by the Master Trust on these contracts was 5.07% and 5.68%, and, the average yield earned by the Master Trust adjusted to reflect actual interest rate credited to participants, was 5.25% and 4.90%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2007 or 2006.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts was $267 at December 31, 2007 and $0 at December 31, 2006.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected. The fixed crediting interest rate on these contracts was 5.24% at December 31, 2007 and 5.06% at December 31, 2006.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investments, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the AT&T Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statement of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts.” If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Master Trust, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. We do not believe any of these events will occur in the foreseeable future.

Securities Lending
The Group Trust is authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. The fair value of securities on loan was $671,822 and the value of collateral held was $684,204 at December 31, 2007. The Plan did not participate in securities lending at December 31, 2006.

In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. The reported collateral includes noncash holdings of $35,550 at December 31, 2007. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $34 for the year ended December 31, 2007.

Investment Risk
Investments held by the Master Trust, Group Trust and the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

In the normal course of operations, Master Trust and Group Trust assets are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statement of net assets available for benefits. The contract or notional amounts provide a measure of the Master Trust and Group Trust involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The fiduciaries of the Master Trust and/or Group Trust do not anticipate any material adverse effect on financial positions resulting from its involvement in these instruments.

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Related Party Transactions and Party-in-Interest
During 2007, the Master Trust purchased $177,932 and received proceeds of $482,601 from AT&T common stock. At December 31, 2007, the total AT&T common stock held by the AT&T Stock Fund and the AT&T ESOP Fund in the Master Trust was $484,761 or 5% of the Master Trust. At December 31, 2006, the total investment held by the Master Trust in AT&T common stock was $328,833, or 4% of the Master Trust.

Certain investments held by the Master Trust are managed by Mellon and Fidelity as trustee and record keeper, respectively, as defined by the Master Trust agreement. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.

6.
Nonparticipant-Directed Investments – In January 2007, the Plan was amended to provide for the addition of an Employee Stock Ownership Plan (ESOP). The ESOP is held as a fund under the Master Trust, with the Plan holding less than 1% ownership and the AT&T Long Term Savings Plan for Management Employees holding more than 99% ownership. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

2007
Assets
AT&T common shares	$77,920
Temporary cash investments	2,801
Dividends and interest receivable	4
Receivable for investments sold	154
Total Assets	80,879

Liabilities
Administrative expenses payable	3
Payable for investments purchased	2,858
Total Liabilities	2,861

Net Assets Available for Benefits	$78,018

2007

Net Assets Available for Benefits, December 31, 2006	$-

Employer contributions	84,972
Interest income	1,148
Net appreciation in fair value of investments	4,374
Distributions	(3,348)
Transfers to other fund(s)	(9,128)
78,018

Net Assets Available for Benefits, December 31, 2007	$78,018

AT&T OF PUERTO RICO, INC.
LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

7.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net Assets Available for Benefits per the financial statements	$5,140	$5,250

Less: Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(6)	(25)

Net Assets Available for Benefits per the Form 5500	$5,134	$5,225

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total additions per the financial statements	$444

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	25

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(6)

Total additions per the Form 5500	$463

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

8.
Subsequent Events – Effective May 1, 2008, the Plan was restated as the AT&T Puerto Rico Savings Plan. The investment options available under the Plan were changed and all participant accounts were transferred to one of thirteen funds available as of May 1, 2008. Additional information and a summary of the key changes in the Plan are available in the Plan’s prospectus supplement.  .

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

EIN 66-0177929, PLAN NO. 001
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

*	Investment in Master Trust	Various investment funds	$5,058

*	Participant Loans Receivable	4.00% - 8.25%	76

*     Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 25, 2008

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm